May 26, 2020

NONPUBLIC CORRESPONDENCE
VIA EDGAR
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE Washington, DC 20549

Re:	Registration Statement on Form S-1 for Morgan Group Holding Co.

Ladies and Gentlemen:

On behalf of Morgan Group Holding Co., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we transmit via EDGAR for filing with the U.S. Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 with respect to the distribution of shares of common stock, par value $0.01 per share, of the Company described therein (the “Registration Statement”).

Given the developments with the COVID-19 pandemic and consequent emergency orders issued by the Governor of the State of New York, we respectfully request that the Staff transmit any letter of comment via email to the following individuals at the email addresses indicated: Joseph L. Fernandez, JFernandez@gabelli.com, Michael L. Zuppone, michaelzuppone@paulhastings.com, and Felicia Yen, feliciayen@paulhastings.com. Alternatively, if such email transmission is not available, we request that the Staff transmit the letter of comment via facsimile at the e-fax number (212) 230-7752.

If you have any questions with respect to this filing, please do not hesitate to contact me while I am working remotely at home during the pendency of the emergency orders at my office telephone number, (212) 318-6906, which is accessible from my home. Alternatively, I can be reached on my mobile telephone number, (917) 991-1140.

Best regards,

/s/ Michael L. Zuppone
Michael L. Zuppone
of PAUL HASTINGS LLP

Enclosure
cc:	Joseph L. Fernandez, Chief Financial Officer, Morgan Group Holding Co. Felicia Yen, Paul Hastings LLP